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                            March 31, 2023

       Chee Hui Law
       Chief Financial Officer
       CCSC Technology International Holdings Ltd
       1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St
       Fotan, Shatin, Hong Kong

                                                        Re: CCSC Technology
International Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 22,
2023
                                                            File No. 333-270741

       Dear Chee Hui Law:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Exhibits, page -

   1.                                                   We note that the
Exhibit 99.2 opinion states that the opinion "may not be disclosed to or relied upon by any
other persons or corporate entities other than the Company and Hunter
                                                        Taubman Fischer & Li
LLC." Purchasers of the securities in the offering are entitled to rely on the opinion. As
such, please revise to eliminate the limitation on reliance.
   2.                                                   Please file final legal
opinions. Currently, exhibits 5.1, 8.2 and 99.3
                                                        are "form" of opinions
that are undated and have numerous blanks/brackets. Additionally, please revise the
Exhibit 99.3 opinion to clearly provide a consent of counsel.
 Chee Hui Law
CCSC Technology International Holdings Ltd
March 31, 2023
Page 2
Exhibit 5.1, page -

3. It appears that the representative's warrants will be governed by New York law. The exhibit 5.1 opinion assumes that the warrant agreement will be legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York. Please have counsel remove this assumption. Please have New
         York counsel opine that the warrants are a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement.
Use of Proceeds, page 46

4. Please revise this section to disclose that, at closing of the offering, you will deposit
         $500,000 of the offering proceeds into an escrow account to cover possible indemnification claims against the underwriters for a period of 18 months.
Compensation of Directors and Executive Officers,, page 111

5. Please update your compensation disclosure to reflect the fiscal year ended March 31,
         2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at 202-551-3794 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



FirstName LastNameChee Hui Law                      Sincerely,
Comapany NameCCSC Technology International Holdings Ltd
                                                    Division of Corporation
Finance
March 31, 2023 Page 2                               Office of Manufacturing
FirstName LastName